Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

VIA EDGAR

July 23, 2019

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington, DC 20549

Re:	Nuveen AMT-Free Municipal Value Fund (the “Registrant” or the “Fund”)
File Nos. 333-223524 and 811-22253

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to comments you provided via telephone on April 12, 2018 to the Fund’s initial registration statement on Form N-2, which was filed on March 8, 2018 for the purpose of registering additional common shares of the Fund. The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is underlined only for this correspondence.

PROSPECTUS

Cover Page

1.

Comment:  Please ensure the cover page includes a cross-reference to the “Risk Factors” section of the Prospectus to refer to the risks relating to the use of leverage through inverse floating rate securities.

Response:   The Registrant will make the following changes to the cover page:

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Elisabeth Bentzinger

July 23, 2019

~~No Preferred Shares~~ No Senior Securities.    Unless otherwise approved by shareholders, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments. However, the Fund may borrow for temporary, emergency or certain other purposes as permitted by the Investment Company Act of 1940, as amended, and invest in certain instruments, including inverse floating rate securities, that have the economic effect of financial leverage. See “Risk Factors-Inverse Floating Rate Securities Risk/Leverage Risk.”

2.	Comment: Under “Portfolio Contents,” please disclose the following investment policies of the Fund:

•	The Fund may invest up to 15% of its net assets in municipal securities and other instruments that, at the time of investment, are illiquid (i.e., securities that are not readily marketable).

•	The Fund will not invest more than 10% of its net assets in “tobacco settlement bonds.”

Response:  The Registrant will add the policy regarding illiquid securities to this section. With respect to the policy regarding tobacco settlement bonds, the Registrant has determined to remove this policy from the disclosure as it is not a policy of the Fund.

Prospectus Summary – Investment Objectives and Policies

3.

Comment:  Please disclose the lowest rating of any instrument in which the Fund may invest. Please also disclose whether the Fund may invest in securities that are in default and/or distressed securities.

Response:  The Registrant will add the following disclosure:

The Fund may invest in distressed securities. The Fund may not invest in the securities of an issuer which, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is involved in a bankruptcy proceeding (i.e. rated below C-, at the time of investment); provided, however, that Nuveen Asset Management may determine that it is in the best interest of shareholders in pursuing a workout arrangement with issuers of defaulted securities to make loans to the defaulted issuer or another party, or purchase a debt, equity, or other interest from the defaulted issuer or another party, or take other related or similar steps involving the investment of additional monies, but only if that issuer’s securities are already held by the Fund.

Prospectus Summary – Special Risk Considerations

4.	Comment: Please include risk disclosure relating to the Fund’s investment in tobacco settlement bonds and illiquid securities.

Elisabeth Bentzinger

July 23, 2019

Response:  The Registrant will add risk disclosure regarding illiquid securities to this section. In light of the Registrant’s response to comment 2, however, the Registrant will not add disclosure regarding tobacco settlement bonds. The Registrant notes that such disclosure is included under “Risk Factors - Special Risks Related to Certain Municipal Obligations.”

5.

Comment:  Under “Interest Rate Risk,” please disclose that securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations, which typically corresponds to higher volatility and higher risk.

Response:  The Registrant will add the requested disclosure.

6.

Comment:  In describing the Fund’s strategies and risks with respect to derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “Letter”). See www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response:  The Registrant confirms that its disclosure regarding its use of derivatives is consistent with the guidance set forth in the Letter.

7.	Comment: Please include a description of “call risk.”

Response:  The Registrant will add the following disclosure:

Call Risk

During periods of declining interest rates or for other purposes, issuers may exercise their option to prepay principal earlier than scheduled, forcing the Fund to reinvest in lower yielding instruments. This is known as prepayment or “call” risk. The Fund may invest in securities that are subject to call risk. Debt and preferred instruments may be redeemed at the option of the issuer, or “called,” before their stated maturity or redemption date. In general, an issuer will call its debt or preferred instruments if they can be refinanced by issuing new instruments which bear a lower interest or dividend rate. The Fund is subject to the possibility that during periods of falling interest rates, an issuer will call its debt. The Fund would then be forced to invest the unanticipated proceeds at lower interest or dividend rates, resulting in a decline in the Fund’s income.

8.	Comment: If the Fund writes (sells) credit default swaps, please disclose that the Fund will segregate the full notional amount of the credit default swap to cover its obligation thereunder.

Elisabeth Bentzinger

July 23, 2019

Response:  The Registrant will add the requested disclosure.

9.	Comment: Please include disclosure stating that the Fund’s use of inverse floating rate securities involves leverage and explaining the risks related to the use of leverage.

Response:  The Registrant will enhance its disclosure regarding inverse floating rate securities as indicated in the attached exhibit. Although the Fund’s investment in inverse floating rate securities has the economic effect of leverage, the Fund does not leverage its capital structure by issuing senior securities such as preferred shares or debt securities or by borrowing. The Registrant therefore believes that the revised disclosure below appropriately addresses the risks of leverage associated with the Fund’s use of inverse floating rate securities.

10.

Comment:  If the Fund has significant exposure to Puerto Rico debt, then please disclose the principal risks associated with such investments. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

Response:  The Registrant confirms that it does not currently have significant exposure to Puerto Rico debt.

SAI – INVESTMENT RESTRICTIONS

11.	Comment: In the first paragraph of this section, please consider describing what is meant by a “majority of the outstanding Common Shares.”

Response:  The Registrant will add the following disclosure:

When used with respect to particular shares of the Fund, a “majority of the outstanding” shares under the 1940 Act means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy or (ii) more than 50% of the shares, whichever is less.

12.	Comment: The Staff noted the following disclosure on page 5:

The Fund will consider the investments of underlying investment companies when determining compliance with Rule 35d-1 under the 1940 Act and when determining compliance with its own concentration policy, in each case to the extent the Fund has sufficient information about such investments after making a

Elisabeth Bentzinger

July 23, 2019

reasonable effort to obtain current information about the investments of underlying companies.

Please consider relocating this disclosure so that it is closer to the description of the Fund’s concentration policy on page 1.

Response:  The Registrant will make the requested change.

PART C

13.	Comment: Please confirm supplementally that the Registrant will file with the Commission final versions of agreements required to be filed pursuant to Item 25.2 of Form N-2.

Response:  The Registrant so confirms.

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak
Kathleen M. Macpeak

cc:	Gifford Zimmerman

Mark Winget

encl.